                                                                                                                                December 30, 2010

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Epiphany Funds,  File Nos. 811-21962 and 333-138045

Ladies and Gentlemen:

On behalf of Epiphany Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 8 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933 to make changes to the class structure of the existing funds, to create a separate stand-alone prospectus for the renamed Dana Large Cap Core Fund (which was formerly named the Epiphany Large Cap Core Fund) and to modify disclosures related to the social screening and investment selection process applied by the adviser to the Funds.

If you have any questions, please contact Marc Collins at (513) 352-6774.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP